Archer Aviation INC.

1880 Embarcadero Road

Palo Alto, CA 94303

October 22, 2021	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Bradley Ecker

RE:	Archer Aviation Inc. Registration Statement on Form S-1 File No. 333-260121

Acceleration Request

Requested Date:      October 26, 2021

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on October 26, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna, counsel to the Registrant, at (650) 843-5059.

Very truly yours,

Archer Aviation Inc.

/s/ Andy Missan
Andy Missan
Chief Legal Officer & Corporate Secretary

cc:           John T. McKenna, Cooley LLP